SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 1, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒       Form 40-F  ☐

Enclosures:

1.     Nokia press release dated May 26, 2009: Ovi Store opens for business

2.     Nokia stock exchange release dated May 27, 2009: Changes in Nokia Corporation’s own shares

PRESS RELEASE

May 26, 2009

Ovi Store opens for business (UPDATED with correct link to Ovi Store)

AT&T joins growing list of operators supporting new content service

Espoo, Finland – Today, Ovi Store by Nokia is available globally to an estimated 50 million Nokia device owners across more than 50 Nokia devices including the forthcoming flagship device, the Nokia N97. Customers can visit store.ovi.com through their Nokia device browser to immediately begin downloading, personalizing and making their devices smarter and more fun with applications, games, videos, podcasts, productivity tools, web and location-based services and much more.

“Ovi Store is open for business and we’ve stocked the shelves with both local and global content for a broad range of Nokia devices,” said Tero Ojanperä, Executive Vice President, Nokia Services. “Ovi Store makes shopping for content and applications easy and fun for feature phone and smartphone owners alike.”

In available countries, customers can update their devices with the Ovi Store mobile application by selecting the Ovi Store icon in the Download! folder on their device. The mobile client is available in English, German, Italian, Russian, and Spanish and supports operator billing in Australia, Germany, Ireland, Italy, Russia, Singapore, Spain and the United Kingdom. Globally, credit card billing is available through the mobile application and the mobile website. Additional countries, languages, devices and features will be added throughout the year. AT&T plans to make Ovi Store available to its customers in the United States later this year.

“AT&T looks forward to introducing Ovi Store for our customers later this year,” said David Christopher, chief marketing officer, AT&T Mobility and Consumer Markets. “AT&T has a reputation for providing the most customer choice of content and applications and offering Ovi Store is in line with that strategy.”

Ovi Store is an evolving media service that consolidates Nokia’s existing content services into a one-stop-shop for free and paid content. Thousands of the content industry’s biggest names along with independent application developers are distributing their media, applications and games through Ovi Store. Content providers and application developers can continue to sign up to distribute their content through Ovi Store by visiting publish.ovi.com.

About Nokia

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

1

STOCK EXCHANGE RELEASE

May 27, 2009

Nokia Corporation

Stock exchange release

May 27, 2009 at 09.30 (CET+1)

Changes in Nokia Corporation’s own shares

Espoo, Finland - Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 4 238 462 Nokia shares (NOK1V) held by the Company are today transferred to approximately 10 000 participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules. The majority of the shares are delivered under the Nokia Performance Share Plan 2005.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2009	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel